Jeffrey T. Haughey

Partner

4801 Main Street, Suite 1000

Kansas City, MO 64112

Direct: 816.983.8146

Fax: 816.983.8080

jeff.haughey@huschblackwell.com

November 18, 2011

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Re:	WireCo WorldGroup Inc.

Amendment No. 1 to Form S-4

Filed August 19, 2011

File No. 333-174896

Dear Mr. Ingram,

We have set forth below the responses of WireCo WorldGroup Inc. (“WireCo” or the “Company”) and its Co-Registrants to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated September 2, 2011. The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”). Amendment No. 2 reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. To expedite your review, we are also sending you copies of the Amendment No. 2 marked to show changes from the filing on August 19, 2011. All page references in the Company’s responses are to the marked copies of the Amendment No. 2. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

General

1.	Comment: Please file your next amendment under the appropriate EDGAR tag, which should indicate that the filing is an “S-4/A,” rather than “S-1/A.”

Response: The Company has filed Amendment No. 2 as an S-4/A as requested.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

Prospectus Cover Page

2.	Comment: We note your response to comment two in our letter dated July 12, 2011. Please identify the guarantees at the top of the cover page.

Response: The Company has identified the guarantees at the top of the cover page as requested.

Industry and Market Data, page ii

3.	Comment: We note your response to comment five in our letter dated July 12, 2011. We further note your disclosure that you “have not independently verified market industry data provided by third parties or by industry or general publications, nor have [you] ascertained the underlying economic assumptions relied upon therein.” Please revise your disclosure to remove the implication that you are not responsible for the accuracy of the information you have elected to include in the prospectus.

Response: The disclosure has been revised as requested.

Forward-Looking Statements, page iii

4.	Comment: Since the safe-harbor for forward-looking statements is not available, we object to your reference to forward-looking statements “within the meaning of the federal securities laws.” Either delete the reference or explicitly state that the safe harbor is not available.

Response: The reference cited above has been deleted as requested.

Summary Historical Condensed Consolidated Financial and Other Data, page 18

Non-GAAP Financial Measures, page 18

5.	Comment: We note your response to comment 10 in our letter dated July 12, 2011. Please address the following regarding the pro forma adjustments included in your calculations of Adjusted EBITDA as performance and liquidity measures:

—    Revise to provide a more detailed explanation of how you determined each of these adjustments. For example, we are not able to recalculate the 2009 adjustment for Oliveira pro forma EBITDA simply by using net profit, interest, taxes, depreciation and amortization as presented on pages F-69 through F-72.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

—    Tell us how you determined the inclusion of each of these adjustments in your calculation of Adjusted EBITDA is consistent with the provisions of Item 10(e) of Regulation S-K. For example, it is unclear how you determined it was appropriate to exclude a full year of lease payments for machinery and equipment that was purchased from the lessor on December 31, 2010 when it is likely that you would have additional costs associated with the purchase of this equipment such as repairs and maintenance.

Response: With respect to the first bullet, the Company determined the pro forma adjustment for Oliveria Pro Forma EBITDA by using the net profit for the corresponding period and adding income tax expense, interest expense and depreciation and amortization expense. Net profit, income tax expense and interest expense can be found on the corresponding Oliveira Consolidated Statements of Operations and depreciation and amortization expense is located on the Oliveira Consolidated Statements of Cash Flows. This sum is then multiplied by the average exchange rate for the period to determine the reported pro forma adjustment in U.S. dollars included in the Acquisition Adjusted EBITDA calculation. Additionally, the related footnotes to the reconciliation have been revised to provide additional detail explaining how we determined all pro forma amounts.

With respect to the second bullet, the Company relied on Compliance and Disclosure Interpretation (CDI) 102.09 issued on January 25, 2010 (set forth below for your reference) to support the presentation of Acquisition Adjusted EBITDA as defined in its debt agreements and used for computation of the related financial covenant under these agreements. The financial covenant requires the Company to maintain a Credit Facility Leverage Ratio that does not exceed 2.75 to 1.00. This ratio is calculated as the senior secured debt under the Term Loan plus the revolving credit facility amounts outstanding on the last day of the fiscal quarter divided by the Adjusted EBITDA on the last day of each fiscal quarter determined for the preceding four quarters on a pro forma consolidated basis. The Term Loan agreement and the 9.5% Senior Notes define Adjusted EBITDA and qualifying pro forma adjustments. Management considers this to be a key financial covenant. The adjustments to EBITDA presented are prepared in accordance with the provisions of the debt covenant calculation. The consolidated pro forma Adjusted EBITDA is defined in Amendment No. 2 as Acquisition Adjusted EBITDA to distinguish it from the Adjusted EBITDA used for internal performance and incentive plan purposes. With respect to the lease payment adjustment for 2010, the leased equipment was newly purchased machinery in 2009, therefore we estimated that any related repairs and maintenance for this equipment would have been minimal in 2010.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

CDI Question 102.09

Question: Item 10(e)(1)(ii)(A) of Regulation S-K prohibits “excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA).” A company’s credit agreement contains a material covenant regarding the non-GAAP financial measure “Adjusted EBITDA.” If disclosed in a filing, the non-GAAP financial measure “Adjusted EBITDA” would violate Item 10(e), as it excludes charges that are required to be cash settled. May a company nonetheless disclose this non-GAAP financial measure?

Answer: Yes. The prohibition in Item 10(e) notwithstanding, because MD&A requires disclosure of material items affecting liquidity, if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, then the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A. In disclosing the non-GAAP financial measure in this situation, a company should consider also disclosing the following:

•	the material terms of the credit agreement including the covenant;

•	the amount or limit required for compliance with the covenant; and

•	the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity. [Jan. 11, 2010]

6.	Comment: Notwithstanding our comment above, you disclose on page 115 that the Adjusted EBITDA calculation that you use to determine incentive compensation is not calculated in the same manner as the Adjusted EBITDA measure you use to measure performance and liquidity. So that readers may better understand which calculation you are referring to in each instance where Adjusted EBITDA is referred to, please revise your filing throughout to differentiate the two calculations from each other. This could be accomplished by using different titles for each measure and showing separate reconciliations to U. S. GAAP for each measure. Please also revise to disclose whether or not Adjusted EBITDA (as calculated on pages 21 and 22) differs from Adjusted EBITDA as calculated for purposes of determining compliance with financial covenants pursuant to your debt agreements. If these calculations are different, please revise your filing to demonstrate how the calculations vary from each other.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

Response: The Company has updated the filing to provide a subtotal for Adjusted EBITDA that is used for internal evaluation of performance and incentive purposes and Acquisition Adjusted EBITDA that is used to compare the Company’s financial measure to those of its peers and for debt covenant calculations.

Risk Factors, page 24

7.	Comment: Please remove the reference to information incorporated by reference from the introductory paragraph under this heading.

Response: This reference has been removed from page 25 as requested.

The Exchange Offer, page 41

Expiration Date; Extensions; Amendments, page 44

8.	Comment: We note your response to comment 12 in our letter dated July 12, 2011. Please revise your disclosure in the last paragraph under this heading to indicate that if you plan to return any outstanding notes not accepted for exchange, you will do so promptly, rather than as promptly as practicable, upon the expiration or termination of the offer. Refer to Rule 14e-1(c) of the Exchange Act.

Response: The disclosure has been revised on page 46 as requested.

9.	Comment: We note your response to comment 13 in our letter dated July 12, 2011. Please confirm that any notice of extension will disclose the approximate number of notes deposited to date. Refer to Rule 14e-1(d) of the Exchange Act.

Response: The disclosure has been revised on page 45 as requested.

10.	Comment: We reissue comment 14 in our letter dated July 12, 2011. We note that you reserve the right, in your sole discretion, to delay accepting for exchange any outstanding notes. Please clarify in what circumstance you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: The disclosure has been revised on page 45 as requested.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

Unaudited Pro Forma Combined Condensed Statements of Operations, page 52

Other Investment Transactions, page 52

11.	Comment: Your response to comment 16 in our letter dated July 12, 2011 appears to indicate that the pre-tax income from continuing operations for your China JV and Drumet were both $673,518. Please confirm that this is accurate or alternatively, please provide us with updated significance test calculations for both acquisitions.

Response: We have corrected the mistake you identified in the tables. As revised below, the following tables set forth the significance analysis of the Company in connection with its incremental investment in the China JV and its acquisition of Drumet. While a few of the tests exceeded 10%, none of the tests exceeded 20%. Accordingly, neither requires separate financial statements or pro forma financial information.

Drumet 2010

SIGNIFICANT SUBSIDIARY TEST

(all numbers in USD)

	Drumet[2]	WireCo Consolidated		Drumet as % of WireCo
S-X Rule 1-02(w)1
Amount of the issuer’s investment in the acquired business compared to the issuer’s total assets
Test 1	100,845,987	822,406,000		12%

S-X Rule 1-02(w)2
Total assets of the acquired business compared to the issuer’s total assets
Test 2	138,600,187	822,406,000		17%

S-X Rule 1-02(w)3
The pre-tax income from continuing operations of the acquired business compared to the issuer’s pre-tax income from continuing operations
Test 3	673,518	19,735,000	(1)	3%

(1) In computing WireCo’s average pre-tax income for the last five fiscal years, WireCo assigned a value of zero to the 2010, 2009, and 2007 loss years. This resulted in a five-year average pre-tax income of approximately $4 million. Because the absolute value of the current year loss ($19.7 million) is not at least 10% lower than the five-year average of $4 million, the absolute value of $19.7 million is used as the denominator in the significance test.

(2) The Drumet financial information used in the significance test is unaudited U.S. GAAP.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

China JV

SIGNIFICANT SUBSIDIARY TEST

(all numbers in USD)

	China JV	WireCo Consolidated		China JV as % of WireCo
S-X Rule 1-02(w)1
Amount of the issuer’s investment in the acquired business compared to the issuer’s total assets
Test 1	15,000,000	822,406,000		2%

S-X Rule 1-02(w)2
Total assets of the acquired business compared to the issuer’s total assets
Test 2	28,130,243	822,406,000		3%

S-X Rule 1-02(w)3
The pre-tax income from continuing operations of the acquired business compared to the issuer’s pre-tax income from continuing operations
Test 3	2,482,712	19,735,000	(1)	13%

(1) In computing WireCo’s average pre-tax income for the last five fiscal years, WireCo assigned a value of zero to the 2010, 2009, and 2007 loss years. This resulted in a five-year average pre-tax income of approximately $4 million. Because the absolute value of the current year loss ($19.7 million) is not at least 10% lower than the five-year average of $4 million, the absolute value of $19.7 million is used as the denominator in the significance test.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

Contractual Obligations and Commitments, page 83

12.	Comment: Please revise to include your obligation to fund $12 million of the $15 million capital contribution in the China JV. Alternatively, please tell us why you believe it is not necessary to include this contractual obligation in the table.

Response: This table has been updated as of September 30, 2011 on page 86 and this obligation was funded prior to September 30, 2011.

Critical Accounting Policies, page 86

Impairment of Property, Plant and Equipment and Finite-Lived Intangible Assets, page 87

13.	Comment: We note your response to comment 24 in our letter dated July 12, 2011. Please revise to specifically disclose how you would calculate impairment of your property, plant and equipment and finite-lived intangible assets if impairment indicators were present.

Response: The disclosure has been revised on page 90 as requested.

Impairment of Indefinite-Lived Intangible Assets and Goodwill, page 87

14.	Comment: We note your response to comment 25 in our letter dated July 12, 2011. Your disclosures on page F-56 indicate that you have four operating segments which have been aggregated into a single reportable segment for segment reporting purposes. It is unclear if all of your goodwill has been allocated to a single reporting unit, if you have four separate reporting units corresponding to your geographical operating segments, or if you have determined your reporting unit(s) in some other manner. Please revise to explain how you have determined your reporting unit(s) for goodwill impairment testing purposes.

Response: The disclosure has been revised on page 90 as requested.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

Investment in the China Joint Venture, page 88

15.	Comment: We note your response to comment 27 in our letter dated July 12, 2011. As previously requested, please revise to demonstrate how your financial results could be impacted by material changes in the estimates used to estimate the fair value of your investment. For example, consider disclosing how sensitive your estimates of fair value are by quantifying how your determination of fair value under the cost and/or market approach would be affected by changes in any material assumptions.

Response: The disclosure has been revised on page 91 as requested.

Income Taxes, page 88

16.	Comment: We note your response to comment 28 in our letter dated July 12, 2011. It is still not clear where you have discussed the material assumptions surrounding your income taxes. As previously requested, please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results have differed from the estimates made by management. Please revise to describe the nature of the positive and negative evidence you considered in your determination that your deferred tax assets were recoverable as of December 31, 2010 and how that evidence was weighted. In particular, please ensure that your revisions address how you considered the negative operating cash flows and net losses before income taxes incurred during 2010. Refer to SEC Interpretive Release No. 33- 8350 and SEC Release No. 33-8040.

Response: The disclosure has been revised on page 92 as requested to include the material assumptions used by management, as well as the evidence considered to determine if the Company’s deferred tax assets as of December 31, 2010 were recoverable.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

Executive Compensation, page 114

Compensation Discussion and Analysis, page 114

Elements of Our Compensation Program, page 114

Annual Incentives, page 115

17.	Comment: We note your response to comment 35 in our letter dated July 12, 2011. Please clarify the relationship between the amounts paid to your named executive officers from the executive bonus pool and the targeted quarterly incentive compensation percentages disclosed on page 115. We note your disclosure on the same page that “[t]he pool is allocated in proportion with their Targeted Amount and salaries relative to the other participating employees of the Company.” In addition, please include a total column in the two tables on page 115 to show on an annual basis budgeted and actual Adjusted EBITDA performance, aggregate and executive bonus pool sizes, and annual incentive payouts to your named executive officers.

Response: The disclosures have been revised as requested to clarify how bonuses paid to executives are calculated, and to include a total column in both of the tables set forth on pages 118-119.

18.	Comment: We note your response to comment 36 in our letter dated July 12, 2011, and have the following comments:

•	Define EBITDA as measured under the CEO Plan.

•	Disclose budgeted EBITDA for 2010 as a dollar amount.

•

Clarify the relationship between budgeted and actual EBITDA performance and amounts earned by Mr. Glazer under the CEO Plan and how payouts under the CEO Plan are influenced by Mr. Glazer’s performance relative to his “key objectives” and “non-objective performance” criteria.

Response: The disclosures have been revised as requested on pages 119-120.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

19.	Comment: We note your response to comment 37 in our letter dated July 12, 2011. Please relocate your disclosure regarding Mr. Oswald’s award of 3,000 options under an appropriate heading.

Response: The disclosure has been moved to page 123 in response to your request.

Grants of Plan-based Awards, page 119

20.	Comment: We reissue comment 39 in our letter dated July 12, 2011. Please provide the disclosure required by Item 402(d) of Regulation S-K with respect to your quarterly and Mr. Glazer’s annual EBITDA Bonus Plans.

Response: The requested disclosure has been made on page 123 as requested.

Outstanding Equity Awards at Year-end, page 120

21.	Comment: We note your response to comment 40 in our letter dated July 12, 2011. Please disclose the vesting dates of each option award not covered by footnote (1) to your outstanding equity awards table.

Response: The disclosure has been revised on page 124 as requested.

Potential Payments upon Termination, Change in Control, or Other Event, page 121

22.	Comment: We note your response to comment 41 in our letter dated July 12, 2011. The discussion that you cross-reference under this heading only covers agreements with Messrs. Glazer, Bruder, and McKinnish. Please provide the narrative disclosure required by Item 402(j) of Regulation S-K with respect to the amounts payable to Messrs. Oswald and Gomez as severance under the different scenarios reflected in the table on page 121. In addition, please revise your table and accompanying footnote (1) to reflect the value of options that will accelerate if either a change in control or death occurs. We observe that footnote (1) refers to accelerated options and that your table only refers to base salary and fringe benefit payments.

Response: The disclosures have been revised on pages 125-126 as requested.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

Certain Relationships and Related Party Transactions, page 125

23.	Comment: We note your additional disclosure under the heading “Item 20. Indemnification of Directors and Officers” in Part II of your registration statement. Under the above-captioned heading in your prospectus, please provide the disclosure required by Item 404(a) of Regulation S-K with respect to the Indemnification Letter Agreement you entered into with Paine & Partners, LLC in February 2007. In addition, please file this agreement as a material contract exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The additional disclosure with regard to the Indemnification Letter Agreement has been made on page 130 as requested. Moreover, the exhibit index has been revised as requested to indicate that a form of the Indemnification Letter Agreement is included within exhibit 10.16.

Financial Statements

Interim Financial Statements – June 30, 2011

General

24.	Comment: Please address the comments above in your interim financial statements, as well.

Response: The Company commits to including such disclosures in our interim filings, as necessary.

(1) Organization and Description of the Business, page F-31

25.	Comment: We note your response to comment 46 in our letter dated July 12, 2011. We continue to await the completion of the reorganization described on page F-31 and the corresponding changes to your financial statements and auditor opinion on page F-25.

Response: The reorganization has been completed, the auditor opinion has been included in Amendment No. 2 and footnote 1 has been updated as requested.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

Signatures, page II-7

26.	Comment: We note your response to comment 51 in our letter dated July 12, 2011. Please identify the individuals who have signed the registration statement in the capacities of principal accounting officer and principal financial officer for WRCA US Holdings Inc. (page II-14) and principal executive officer for WRCA, LLC (page II-15) and Phillystran Europe B.V. (page II-20).

Response: The disclosure has been revised as requested.

Index to Exhibits

27.	Comment: We note your response to comment 53 in our letter July 12, 2011. Please revise your exhibit index descriptions of exhibits 10.1 and 10.14 to make clear that they refer to the Mr. Glazer’s employment agreement (including bonus plan) and the preliminary share purchase agreement to acquire Drumet, respectively.

Response: The exhibit index has been revised as requested.

Exhibit 5.1 – Form of Opinion of Husch Blackwell LLP

28.	Comment: The exceptions in paragraph 5 appear inappropriate. Please have counsel revise its opinion accordingly.

Response: This opinion has been revised as requested.

29.	Comment: We note the statement in the penultimate paragraph that the opinion is provided as of the date of the opinion. Please be advised that the opinion must speak as of the effective date of the registration statement. Please have counsel revise its opinion accordingly.

Response: Pursuant to a phone call between the Company’s SEC examiner, Hagen Ganem, and two attorneys from the Company’s legal counsel, Jeff Haughey and Brennan Tucker, on September 14, 2011, it was determined that the form of opinion filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement would be deemed to be in compliance as long as the effective date of the opinion was near in time to the effective date of the Registration Statement. It is the Company’s intention to have the opinions signed and effective on the date that all comments have been cleared and the final amendment is filed immediately prior to requesting that the Registration Statement be declared effective.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

30.	Comment: The exception set forth in part (d) of paragraph 1 appears inappropriate. Please have counsel revise its opinion accordingly or supplementally explain the basis for the inclusion of the proviso.

Response: This opinion has been revised as requested.

Exhibit 5.2 – Form of Opinion of Heyman and Partner Rechtsanwaelte

31.	Comment: We note the statement in paragraph 4(c) that the opinion “speaks as of its date.” Please be advised that the opinion must speak as of the effective date of the registration statement. Please have counsel revise its opinion accordingly.

Response: The law firm Heyman and Partner Rechtsanwaelte objected to the comment regarding the effective date of the opinion on the grounds that their opinion relies upon certain certificates that they must obtain on the date that the opinion is signed. Therefore, the effective date of the opinion must be a date certain. Pursuant to a phone call between the Company’s SEC examiner, Hagen Ganem, and two attorneys from the Company’s legal counsel, Jeff Haughey and Brennan Tucker, on September 14, 2011, it was determined that the form of opinion filed as Exhibit 5.2 to Amendment No. 1 to the Registration Statement would be deemed to be in compliance as long as the effective date of the opinion was near in time to the effective date of the Registration Statement. It is the Company’s intention to have the opinions signed and effective on the date that all comments have been cleared and the final amendment is filed immediately prior to requesting that the Registration Statement be declared effective.

Exhibit 5.4 – Form of Opinion of Walkers

32.	Comment: We note the language in the first unnumbered paragraph on page three indicating that the “opinion is given solely for [the addressee’s] benefit and the benefit of [the addressee’s legal advisers acting in that capacity in relation to this transaction and may not be relied upon by any other person without [counsel’s] prior written consent.” Please have counsel revise its opinion to remove this limitation upon reliance. While counsel may limit its opinion as to purpose, it may not limit the persons who may rely upon the opinion.

Response: This opinion has been revised as requested.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

Exhibit 5.7 – Form of Opinion of Arendt and Medernach LLC

33.	Comment: The assumption set forth in paragraph (xiii) on page three appears inappropriate. Please have counsel revise its opinion accordingly or explain the basis for the inclusion of the assumption.

Response: The law firm of Arendt and Medernach, LLC is not willing to remove the referenced assumption. According to such counsel, the Luxembourg law of 31 May 1999 on the domiciliation of companies, as amended (the “Law”) provides for, inter alia, the obligation for the domiciliation agent to fulfill certain requirements, e.g. the identification of the beneficial owners of the relevant domiciled company. For reasons of confidentiality, these are elements that the domiciliation agent cannot provide the firm in order for it to guarantee that the requirements of the Law have been complied by the domiciliation agent. The Law also provides for the obligation for the domiciliation agent to verify that the domicile of the relevant company actually corresponds to its central administration (head office). These are factual matters on which the firm cannot opine.

34.	Comment: We note the statement in paragraph 6 that the opinion speaks as of the date of the opinion. Please be advised that the opinion must speak as of the effective date of the registration statement. Please have counsel revise its opinion accordingly.

Response: The law firm Arendt and Medernach, LLC objected to the comment regarding the effective date of the opinion on the grounds that their opinion relies upon certain certificates that they must obtain on the date that the opinion is signed. Therefore, the effective date of the opinion must be a date certain. Pursuant to a phone call between the Company’s SEC examiner, Hagen Ganem, and two attorneys from the Company’s legal counsel, Jeff Haughey and Brennan Tucker, on September 14, 2011, it was determined that the form of opinion filed as Exhibit 5.7 to Amendment No. 1 to the Registration Statement would be deemed to be in compliance as long as the effective date of the opinion was near in time to the effective date of the Registration Statement. It is the Company’s intention to have the opinions signed and effective on the date that all comments have been cleared and the final amendment is filed immediately prior to requesting that the Registration Statement be declared effective.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

November 18, 2011

Exhibit 10.11(a) – Amended and Restated ABL Loan and Security Agreement

35.	Comment: We note your response to comment 52 in our letter dated July 12, 2011. It appears that exhibit 10.11(a) continues to omit portions of the loan and security agreement, including, for example, Annex XII thereto. Please advise us or, as previously requested, re-file this agreement to include all of the exhibits and annexes referenced therein. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The missing Annex and any other missing exhibits and annexes have now been filed.

If you have questions or comments concerning the matters discussed above, please call the undersigned at 816-983-8146 or Steve Carman at 816-983-8153.

Respectfully submitted,

/s/ Jeffrey T. Haughey Jeffrey T. Haughey

JTH